UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 is a Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and a Proxy Card, respectively, of Qilian International Holding Group Limited (the “Company”) relating to the Company’s extraordinary general meeting of shareholders (the “EGM”).

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the EGM. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at www.bgm.ltd, or by writing to us at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200, Attention: Yubin Jiang, corporate secretary.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the EGM. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2024

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer (Principal Executive Officer)

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card